# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONFLUENT, INC., CIK 0001699838
CUSIP: 20717M103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 899 W. EVELYN AVENUE, MOUNTAIN VIEW, California (CA), 94041
Date of event which requires filing of this statement: 03/17/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-022715
Filed by CIK 0001868976

## Reporting persons
- Edward Jay Kreps: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CONFLUENT, INC.
Address of issuer's principal executive offices: 899 W. EVELYN AVENUE, MOUNTAIN VIEW, CA, 94041.

## Item 2. Person Filing
Name of person filing:
Edward Jay Kreps
Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust ("Revocable Trust")
GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019 ("Irrevocable Trust I")
GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019 ("Irrevocable Trust II")
Address of principal business office or, if none, residence:
Edward Jay Kreps - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Revocable Trust - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Irrevocable Trust I - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Irrevocable Trust II - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Citizenship:
Edward Jay Kreps - United States
Revocable Trust - California
Irrevocable Trust I - Delaware
Irrevocable Trust II - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of March 17, 2026, and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of March 17, 2026, and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 17, 2026, and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 17, 2026, and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 17, 2026, and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 17, 2026, and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Edward Jay Kreps: Edward Jay Kreps, Edward Jay Kreps, Self (03/27/2026)
- Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust: Edward Jay Kreps, Edward Jay Kreps, Trustee (03/27/2026)
- Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust: Jamaica Hutchins Kreps, Jamaica Hutchins Kreps, Trustee (03/27/2026)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Edward Jay Kreps, Edward Jay Kreps, Investment Trustee (03/27/2026)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Jamaica Hutchins Kreps, Jamaica Hutchins Kreps, Investment Trustee (03/27/2026)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Edward Jay Kreps, Edward Jay Kreps, Investment Trustee (03/27/2026)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Jamaica Hutchins Kreps, Jamaica Hutchins Kreps, Investment Trustee (03/27/2026)